[GRAPHIC OMITTED] ACERGY

NEWS RELEASE

                  ACERGY S.A. SHARE BUYBACK - JANUARY 30, 2007

London, England - January 30, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) advises that it has today purchased an additional 58,000 of its common shares at an average price of NOK 119.50 per share. The shares were purchased in accordance with its share repurchase programme previously announced on September 11, 2006.

The shares have been acquired on the Oslo Stock Exchange and were purchased in the market according to the authority granted by the Board.

As a result of this transaction, Acergy S.A. holds directly 4,849,700 of its own shares, representing 2.49% of the total outstanding shares, as well as indirectly holding 879,121 shares representing 0.45% of the total outstanding shares.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACTS:
Julian Thomson
Acergy S.A.
UK  +44 1932 773764
US  +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

www.acergy-group.com

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